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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No.3)*



                           Randgold Resources Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)


           Ordinary Shares, U.S. Dollar five cents par value per share
--------------------------------------------------------------------------------
                           (Title of Class Securities)


             None (however, the CUSIP for American Depositary Shares
                   representing Ordinary Shares is 752344309)
                      ------------------------------------
                                 (CUSIP Number)


                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|      Rule 13d-1(b)

     |_|      Rule 13d-1(c)

     |X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


SEC 1745 (3-98)                Page 1 of 10 pages

CUSIP No.  None (however, the CUSIP for American Depositary Shares representing
           Ordinary Shares is 752344309)
           ---------------------------------------------------------------------

     1.  Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Randgold & Exploration Company Limited
--------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  |_|

         (b)  |_|
--------------------------------------------------------------------------------

     3.  SEC Use Only...........................................................
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

     4.  Citizenship or Place of Organization     South Africa..................
                                               ---------------------------------
--------------------------------------------------------------------------------

Number of           5.  Sole Voting Power       None............................
Shares              ------------------------------------------------------------
Bene-               6.  Shared Voting Power       4,000,000*....................
ficially Owned                               -----------------------------------
by Each             ------------------------------------------------------------
Reporting           7.  Sole Dispositive Power       None.......................
Person With:                                    --------------------------------
                    ------------------------------------------------------------
                    8.  Shared Dispositive Power       4,000,000*...............
                                                  ------------------------------
                    ------------------------------------------------------------
* As previously disclosed, these ordinary shares were sold by Societe Generale subsequent to December 31, 2005 pursuant to a scrip lending arrangement entered into between Societe Generale and Randgold & Exploration Company Limited, represented by its prior management. As previously disclosed, all transactions related to the ordinary shares of the Issuer which Randgold & Exploration Company Limited previously reported to have been deemed to beneficially own (within the meaning of Rule 13d-3(d)(1) of the U.S. Securities Exchange Act of 1934, as amended) by virtue of its position as sole shareholder of African Strategic Investment (Holdings) Ltd. (formerly known as Randgold Resources (Holdings) Limited), the receipt of any proceeds received therefrom and any claims related thereto are currently the subject matter of an ongoing forensic investigation, the results of which have not yet been finalized. Randgold & Exploration Company Limited and African Strategic Investment (Holdings) Ltd., its wholly-owned subsidiary, intend to file a subsequent amendment to this
Schedule 13G reasonably promptly after the results of the ongoing forensic investigation are finalized and a determination is made by the board of directors of Randgold & Exploration Company Limited that public dissemination of such information would not jeopardize its ongoing investigation.

--------------------------------------------------------------------------------


     9. Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000,000. As previously disclosed, these ordinary shares were sold by Societe Generale subsequent to December 31, 2005 pursuant to a scrip lending arrangement entered into between Societe Generale and Randgold & Exploration Company Limited, represented by its prior management. As previously disclosed, all transactions related to the ordinary shares of the Issuer which Randgold & Exploration Company Limited previously reported to have been deemed to beneficially own (within the meaning of Rule 13d-3(d)(1) of the U.S. Securities Exchange Act of 1934, as amended) by virtue of its position as sole shareholder of African Strategic Investment (Holdings) Ltd. (formerly known as Randgold Resources (Holdings) Limited), the receipt of any proceeds received therefrom and any claims related thereto are currently the subject matter of an ongoing forensic investigation, the results of which have not yet been finalized. Randgold & Exploration Company Limited and African Strategic Investment (Holdings) Ltd., its wholly-owned subsidiary, intend to file a subsequent amendment to this
Schedule 13G reasonably promptly after the results of the ongoing forensic investigation are finalized and a determination is made by the board of directors of Randgold & Exploration Company Limited that public dissemination of such information would not jeopardize its ongoing investigation.

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)     |_|.............................................
                                ------------------------------------------------

     11. Percent of Class Represented by Amount in Row (9): 6.7% based on 59,226,694 ordinary shares outstanding as of December 31, 2004. As previously disclosed, these ordinary shares were sold by Societe Generale subsequent to December 31, 2005 pursuant to a scrip lending arrangement entered into between Societe Generale and Randgold & Exploration Company Limited,


SEC 1745 (3-98)                Page 2 of 10 pages
represented by its prior management. As previously disclosed, all transactions related to the ordinary shares of the Issuer which Randgold & Exploration Company Limited previously reported to have been deemed to beneficially own (within the meaning of Rule 13d-3(d)(1) of the U.S. Securities Exchange Act of 1934, as amended) by virtue of its position as sole shareholder of African Strategic Investment (Holdings) Ltd. (formerly known as Randgold Resources (Holdings) Limited), the receipt of any proceeds received therefrom and any claims related thereto are currently the subject matter of an ongoing forensic investigation, the results of which have not yet been finalized. Randgold & Exploration Company Limited and African Strategic Investment (Holdings) Ltd., its wholly-owned subsidiary, intend to file a subsequent amendment to this
Schedule 13G reasonably promptly after the results of the ongoing forensic investigation are finalized and a determination is made by the board of directors of Randgold & Exploration Company Limited that public dissemination of such information would not jeopardize its ongoing investigation.
--------------------------------------------------------------------------------

     12. Type of Reporting Person (See Instructions)  CO........................
                                                     ---------------------------

--------------------------------------------------------------------------------


SEC 1745 (3-98)                Page 3 of 10 pages

CUSIP No.  None (however, the CUSIP for American Depositary Shares representing
           Ordinary Shares is 752344309)
           ---------------------------------------------------------------------

     1.  Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         African Strategic Investment (Holdings) Ltd. (formerly known as Randgold Resources (Holdings) Limited)
--------------------------------------------------------------------------------

     2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  |_|

         (b)  |_|
--------------------------------------------------------------------------------

     3.  SEC Use Only...........................................................
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

     4.  Citizenship or Place of Organization     Jersey, Channel Islands.......
                                               ---------------------------------
--------------------------------------------------------------------------------

Number of           5.  Sole Voting Power       None............................
Shares              ------------------------------------------------------------
Bene-               6.  Shared Voting Power       4,000,000**...................
ficially Owned                               -----------------------------------
by Each             ------------------------------------------------------------
Reporting           7.  Sole Dispositive Power       None.......................
Person With:                                    --------------------------------
                    ------------------------------------------------------------
                    8.  Shared Dispositive Power       4,000,000**..............
                                                  ------------------------------
                    ------------------------------------------------------------
* * As previously disclosed, these ordinary shares were sold by Societe Generale subsequent to December 31, 2005 pursuant to a scrip lending arrangement entered into between Societe Generale and Randgold & Exploration Company Limited, represented by its prior management. As previously disclosed, all transactions related to the ordinary shares of the Issuer which African Strategic Investment (Holdings) Ltd. (formerly known as Randgold Resources (Holdings) Limited) previously reported to have been deemed to beneficially own (within the meaning of Rule 13d-3(d)(1) of the U.S. Securities Exchange Act of 1934, as amended), the receipt of any proceeds received therefrom and any claims related thereto are currently the subject matter of an ongoing forensic investigation, the results of which have not yet been finalized. African Strategic Investment (Holdings) Ltd. intends to file a subsequent amendment to this Schedule 13G reasonably promptly after the results of the ongoing forensic investigation are finalized and a determination is made by the board of directors of African Strategic Investment (Holdings) Ltd. that public dissemination of such information would not jeopardize its ongoing investigation.

--------------------------------------------------------------------------------

     9. Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000,000. As previously disclosed, these ordinary shares were sold by Societe Generale subsequent to December 31, 2005 pursuant to a scrip lending arrangement entered into between Societe Generale and Randgold & Exploration Company Limited, represented by its prior management. As previously disclosed, all transactions related to the ordinary shares of the Issuer which African Strategic Investment (Holdings) Ltd. (formerly known as Randgold Resources (Holdings) Limited) previously reported to have been deemed to beneficially own (within the meaning of Rule 13d-3(d)(1) of the U.S. Securities Exchange Act of 1934, as amended), the receipt of any proceeds received therefrom and any claims related thereto are currently the subject matter of an ongoing forensic investigation, the results of which have not yet been finalized. African Strategic Investment (Holdings) Ltd. intends to file a subsequent amendment to this Schedule 13G reasonably promptly after the results of the ongoing forensic investigation are finalized and a determination is made by the board of directors of African Strategic Investment (Holdings) Ltd. that public dissemination of such information would not jeopardize its ongoing investigation.

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)    |_|..............................................
                               -------------------------------------------------

     11. Percent of Class Represented by Amount in Row (9): 6.7% based on 59,226,694 ordinary shares outstanding as of December 31, 2004. As previously disclosed, these ordinary shares were sold by Societe Generale subsequent to December 31, 2005 pursuant to a scrip lending arrangement entered into between Societe Generale and Randgold & Exploration Company Limited, represented by its prior management. As previously disclosed, all transactions related to the ordinary shares of the Issuer which African Strategic Investment (Holdings) Ltd. (formerly known as Randgold Resources (Holdings) Limited) previously reported to have been deemed to beneficially own (within the meaning of Rule 13d-3(d)(1) of the U.S. Securities Exchange Act of 1934, as amended), the receipt of any proceeds received therefrom and any claims related thereto are currently the subject matter of an


SEC 1745 (3-98)                Page 4 of 10 pages
ongoing forensic investigation, the results of which have not yet been finalized. African Strategic Investment (Holdings) Ltd. intends to file a subsequent amendment to this Schedule 13G reasonably promptly after the results of the ongoing forensic investigation are finalized and a determination is made by the board of directors of African Strategic Investment (Holdings) Ltd. that public dissemination of such information would not jeopardize its ongoing investigation.

--------------------------------------------------------------------------------

     12. Type of Reporting Person (See Instructions) CO.........................
                                                     ---------------------------
--------------------------------------------------------------------------------



SEC 1745 (3-98)                Page 5 of 10 pages

Item 1.

       (a)    Name of Issuer

              Randgold Resources Limited


       (b)    Address of Issuer's Principal Executive Offices

              La Motte Chambers

              La Motte Street

              St. Helier

              Jersey, JE1 1BJ

              Channel Islands


Item 2.

       (a)    Name of Person Filing

              This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):



              i)  Randgold & Exploration Company Limited; and



              ii) African Strategic Investment (Holdings) Ltd. (formerly known as Randgold Resources (Holdings) Limited)



       (b)    Address of Principal Business office or, if None, Residence

              i)  3rd Floor, 28 Harrison Street

                  Johannesburg

                  South Africa


              ii) La Motte Chambers

                  La Motte Street

                  St. Helier

                  Jersey, JE1 1BJ

                  Channel Islands

       (c)    Citizenship

              (i)    South Africa

              (ii)   Jersey, Channel Islands



       (d)    Title of Class Securities

              Ordinary Shares, U.S. Dollar five cents par value per share



       (e)    CUSIP Number

              None (however, the CUSIP for American Depositary Shares representing Ordinary Shares is 752344309)



Item 3.       Not Applicable.


Item 4.       Ownership

              a)  Amount beneficially owned and (b) Percent of Class:

              See Items 5 through 11 of the cover pages attached hereto.


              This Schedule 13G shall not be construed as an admission that any Reporting Person, either for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act") or for other purposes, is the beneficial owner of any securities covered by this statement.


              (c) See Items 5 through 8 of the cover pages attached hereto.


Item 5.       Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following: As previously disclosed, all transactions related to the ordinary shares of the Issuer which the Reporting Persons previously reported to have been deemed to beneficially own (within the meaning of Rule 13d-3(d)(1) of the U.S. Securities Exchange Act of 1934, as amended), the receipt of any proceeds received therefrom and any claims related thereto are currently the subject matter of an ongoing forensic investigation, the results of which have not yet been finalized. The Reporting Persons intend to file a subsequent amendment to this Schedule 13G reasonably promptly after the results of the ongoing forensic investigation are finalized and a determination is made by the boards of directors of the Reporting Persons that public dissemination of such information would not jeopardize its ongoing investigation. However, the Reporting Persons currently believe that they beneficially own no ordinary shares of the Issuer.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not Applicable.

Item 8.       Identification and Classification of Members of the Group.

              Not Applicable.

Item 9.       Notice of Dissolution of Group.

              Not Applicable.

Item 10.      Certification:

              Not applicable.

                                    SIGNATURE
Date:  February 14, 2006

                                            RANDGOLD & EXPLORATION COMPANY
                                            LIMITED

                                            By:  /s/ Peter Henry Gray
                                            ------------------------------------
                                            Name: Peter Henry Gray
                                            Title: Chief Executive Officer


                                            AFRICAN STRATEGIC INVESTMENT
                                            (HOLDINGS) LTD.

                                            By:  /s/ John Chris Lamprecht
                                            ------------------------------------
                                            Name: John Chris Lamprecht
                                            Title: Financial Director

EXHIBIT A
---------



                  Joint Filing Agreement Pursuant to Rule 13d-1
                  ---------------------------------------------


This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or
Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.


Date:  February 14, 2006
                                            RANDGOLD & EXPLORATION COMPANY
                                            LIMITED

                                            By:  /s/ Peter Henry Gray
                                            ------------------------------------
                                            Name:  Peter Henry Gray
                                            Title: Chief Executive Officer


                                            AFRICAN STRATEGIC INVESTMENT
                                            (HOLDINGS) LTD.

                                            By:  /s/ John Chris Lamprecht
                                            ------------------------------------
                                            Name: John Chris Lamprecht
                                            Title: Financial Director